Exhibit 99.1

Aphria signs LOI with CANNAVA to expand strategic Argentinian operations into Province of Jujuy

LEAMINGTON, ON and JUJUY, Argentina, Dec. 20, 2018 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced that its subsidiary ABP S.A. ("ABP") has signed a Letter of Intent ("LOI") with the Argentinian state-owned Cannabis Avatãra Sociedad del Estado ("CANNAVA") to enter into a cooperation agreement regarding the cultivation of cannabis that will expand the Company's strategic Argentinian operations into the Province of Jujuy.

Under the terms of the agreement, ABP is to establish a facility for the cultivation and processing of cannabis, as well as for the manufacturing of cannabis derivative products, including but not limited to cannabis oil. We understand through CANNAVA, Jujuy will produce curative oils and medicines using cannabis sativa.

"This agreement advances Aphria's international expansion strategy and leading presence in emerging cannabis markets like Argentina," said Jakob Ripshtein, President of Aphria. "We are thrilled to promote opportunities for medical cannabis in close partnership with the Argentinian federal and Jujuy provincial governments to support the cultivation, extraction and future development of cannabis products in this important market."

CANNAVA was established to advance the cultivation and industrialization of cannabis sativa for medical, scientific and therapeutic use.

"Aphria is strategically positioned to be among the first companies to produce locally, and eventually commercialize its products in Argentina at much lower cost," said Gabriel Meneses, Vice President, Latin America and Caribbean at Aphria. "We are proud of the relationship we have built with the Province of Jujuy after months of discussions and planning, and thankful for their support."

As Argentinian legislation evolves, Aphria will be positioned to scale production in Jujuy, including making necessary investments to expand global footprint and provide access to high-quality, low-cost medicinal cannabis.

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About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, expectation with respect to sales opportunities, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

SOURCE Aphria Inc.

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For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications, Aphria, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: John Sadler, Vice President, Investor Relations, john.sadler@aphria.com, 519-919-7500

CO: Aphria Inc.

CNW 06:30e 20-DEC-18